Exhibit 99.1

BriaCell Adds Mary Crowley Cancer Research Center as a Clinical
Trial Site for its Phase I/IIa Breast Cancer Study

NEW YORK and VANCOUVER, British Columbia, November 18, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, announces that Mary Crowley Cancer Research center in Dallas, Texas is now actively screening and enrolling advanced breast cancer patients in the Phase I/IIa combination study of BriaCell’s lead candidate, Bria-IMT™, with Incyte’s checkpoint inhibitors, retifanlimab and epacadostat.

Dr. Minal Barve, the Executive Medical Director and Chief Medical Officer for Mary Crowley Cancer Research center and Board-Certified in medical oncology and internal medicine, will act as the clinical site’s Principal Investigator. Dr. Barve will work closely with Cancer Insight, LLC to manage the clinical and regulatory aspects of the Phase I/IIa clinical trial in advanced breast cancer on behalf of BriaCell.

In addition to Mary Crowley Cancer Research center, the clinical sites at St. Joseph Health-Sonoma County, Santa Rosa, Calif. and the Cancer Center of Kansas, Wichita, Kan. are open and actively enrolling patients for BriaCell’s Phase I/IIa advanced breast cancer clinical trial.

“We look forward to supporting BriaCell’s efforts to develop safe and effective therapeutics for advanced breast cancer patients with few, if any, treatment options,” stated Dr. Barve.

“We are delighted to add Mary Crowley Cancer Research center with Dr. Barve as Principal Investigators to our team. Dr. Barve’s leading knowledge and experience in biological therapies and immunotherapies for cancer will be highly valuable to us. We look forward to working with her team in our advanced breast cancer clinical trial to accelerate patient recruitment,” stated Dr. Williams, BriaCell’s President and CEO.

BriaCell anticipates the addition of the Mary Crowley Cancer Research center clinical sites may accelerate patient enrolment to build on our existing patient data. BriaCell had previously reported 12.0 months average overall survival in advanced breast cancer patients in its Phase I/IIa combination study including 13.4 months in patients with 2+ HLA matches and 12.5 months in patients with Grade I/II tumors, compared with 7.2-9.8 months survival in historical comparison treatment studies. The top responder patient showed 21.4 months survival plus 100% resolution of ‘eye-bulging’ orbital tumor.

Founded by Dallas entrepreneur Mary C. Crowley and her fundamental belief that cancer patients needed access to better cancer treatments, Mary Crowley Cancer Research center was established in 1997 to provide potentially curative treatments for adult cancer patients. Mary Crowley Cancer Research center’s mission is to bring hope to cancer patients through innovative clinical trials, while advancing treatment for patients in the future.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com